Exhibit 99.5

Environmental solutions worldwide, inc.

UP TO $4,596,929 AGGREGATE PRINCIPAL AMOUNT OF 10% SENIOR SECURED CONVERTIBLE
PROMISSORY NOTES DUE 2018

ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00P.M. NEW YORK CITY TIME

ON ________________, 2014, SUBJECT TO EXTENSION OR EARLIER TERMINATION.

To Our Clients:

We are sending this letter to you because we hold shares of Environmental Solutions Worldwide, Inc. (the “Company”) common stock, par value $0.001 per share (the “Common Stock”) for you.  The Company has commenced a rights offering of up to an aggregate principal amount of $4,596,929 10% senior secured convertible promissory notes due 2018 issued by the Company (“Notes”), pursuant to the exercise of non-transferable subscription rights (the “Subscription Rights”) distributed to all holders of record of shares of the Common Stock as of ____________, 2014.  The Subscription Rights are described in the Company’s prospectus, dated ____________, 2014 (the “Prospectus”), and evidenced by a subscription certificate (the “Subscription Certificate”) registered in your name or in the name of your nominee.

The Company has distributed one Subscription Right for each share of Common Stock outstanding on__________, 2014.  Each Subscription Right entitles the holder to purchase $80.53 principal amount of Notes.

We are (or our nominee is) the holder of record of Common Stock held by us for your account.  We can exercise your Subscription Rights only if you instruct us to do so.

We request instructions as to whether you wish to have us exercise the Subscription Rights relating to the Common Stock we hold on your behalf, upon the terms and conditions set forth in the Prospectus. In addition, if you are a resident of Arizona, you expressly authorize us to advise the Company of your state of residence in order to satisfy state securities law requirements under Arizona law.

We have enclosed your copy of the following documents:

1.            Letter to Shareholders from the Company;

2.            Prospectus;

3.            Instructions for Use of Environmental Solutions Worldwide, Inc. Subscription Certificate; and

4.            Beneficial Owner Election Form.

The Subscription Rights will expire if not exercised by 5:00 p.m., New York City time, on ___________, 2014, subject to extension or earlier termination (the “Expiration Date”).  Any Subscription Rights not exercised prior to the Expiration Date will expire and will have no value.  Any subscription for Notes in the rights offering made hereby is irrevocable.

The materials enclosed are being forwarded to you as the beneficial owner of Common Stock carried by us in your account but not registered in your name.  Exercises of Subscription Rights may be made only by us as the record owner and pursuant to your instructions.  Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Notes to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus.  However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

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Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the rights offering.

If you wish to have us, on your behalf, exercise the Subscription Rights for any Notes to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

If you have any questions concerning the rights offering, please contact the Company at Environmental Solutions Worldwide, Inc., 200 Progress Drive, Montgomeryville, PA  18936 or by telephone at (215) 699-0730.